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                                                      FILED BY FREEMARKETS, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


                      AGREEMENT AND PLAN OF REORGANIZATION
                         BY AND AMONG FREEMARKETS, INC.,
                   AXE ACQUISITION CORPORATION AND ADEXA, INC.

On February 7, 2001, FreeMarkets, Inc., a Delaware corporation ("FreeMarkets"), entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Adexa, Inc., a California corporation ("Adexa"), and Axe Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of FreeMarkets.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.


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In addition to the Registration Statement and the Proxy Statement/Prospectus,
FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus.


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                                  EXHIBIT INDEX


      Exhibit No.       Exhibit
      -----------       -------

         2.1 Agreement and Plan of Merger, dated as of February 7, 2001, by and among FreeMarkets, Inc., Axe Acquisition Corporation and Adexa, Inc.